SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

HARVEST NATURAL RESOURCES, INC.

(Name of Issuer)

_______________

Common Stock, par value $0.01 per share

(Title of Class of Securities)

_______________

41754V103

(CUSIP Number)

_______________

CT Energy Holding SRL

Av. Principal La Castellana,

Torre Digitel,

Piso 22,

Caracas, Venezuela

58 212 999 9190

With a copy to:

Jean M. McLoughlin

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2015

(Date of Event Which Requires Filing of this Statement)

_______________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person CT Energy Holding SRL

2	Check the Appropriate Box if a Member of a Group

(a)	☐

(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Barbados

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,667,597
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 8,667,597
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,667,597

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.8% (1)

14	Type of Reporting Person OO (Society with Restricted Liability)

____________________

(1)	The percentage used above is calculated based on 51,415,164 shares of Common Stock outstanding as of November 2, 2015 as reported in the Company’s Form 10-Q filed with the SEC on November 9, 2015, and 8,667,597 shares of common stock issued in connection with the conversion of the senior secured note issued to the Reporting Person.

1	Name of Reporting Person Oswaldo Cisneros Fajardo

2	Check the Appropriate Box if a Member of a Group

(a)	☐

(b)	☒

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Venezuela

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 8,667,597
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 8,667,597

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,667,597

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.8% (1)

14.	Type of Reporting Person IN

____________________

(1)	The percentage used above is calculated based on 51,415,164 shares of Common Stock outstanding as of November 2, 2015 as reported in the Company’s Form 10-Q filed with the SEC on November 9, 2015, and 8,667,597 shares of common stock issued in connection with the conversion of the senior secured note issued to CT Energy Holding SRL.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements that Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2015 by the reporting persons (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed by the reporting persons on September 18, 2015 (collectively, the “Schedule 13D”). Except as indicated in this Amendment No. 2, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the same meanings set forth in the Schedule 13D. This Amendment No. 2 is being filed to correct certain facts of the Schedule 13D as to the members of CT Energy Holding SRL, a Barbados Society with Restricted Liability (“CT Energy Holding”).

ITEM 2. Identity and Background.

(a) The undersigned hereby file this Schedule 13D Statement on behalf of CT Energy Holding and Oswaldo Cisneros Fajardo. CT Energy Holding and Mr. Cisneros Fajardo are sometimes referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b) - (c)

CT Energy Holding is a Barbados Society with Restricted Liability, the principal purpose of which is to hold shares of the common stock, $0.01 par value, of the Issuer. The sole member of CT Energy Holding is Mr. Cisneros Fajardo, who owns 100% of CT Energy Holding’s equity interests. Mr. Cisneros Fajardo serves as a member of the board of directors of the Issuer.

At the time of the filing of the Original 13D, it was contemplated that CTVEN Investments SRL, a Barbados Society with Restricted Liability (“CTVEN”) would purchase 35% of the equity interests in CT Energy Holding. As a result, the Original 13D stated that CTVEN was a member of CT Energy Holding and that each of Francisco D’Agostino and Alessandro Bazzoni were controlling persons of CT Energy Holding. However, this transaction never occurred. CTVEN is not, and has never been, a member of CT Energy Holding and each of CTVEN, Messrs. D’Agostino and Bazzoni are not, and have never been, controlling persons or beneficial owners of CT Energy Holding.

The present principal occupation of Mr. Cisneros Fajardo is President of Corporación Digitel C.A., a telecommunications company. The principal address for Corporación Digitel C.A. is Av. Principal La Castellana, Torre Digitel, Caracas, Venezuela.

The principal place of business address of each of the Reporting Persons is Av. Principal La Castellana, Torre Digitel, Piso 22, Caracas, Venezuela.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messr. Cisneros Fajardo is a citizen of Venezuela.

ITEM 3. Source and Amount of Funds or Other Consideration.

The Original 13D stated that CT Energy Holding used funds from its members to fund the purchase price for the Securities. Mr. Cisneros Fajardo, as the sole member of CT Energy Holding, provided CT Energy Holding with all of the funds to purchase the Securities.

ITEM 4. Purpose of Transaction.

The Original 13D stated that CT Energia Holding Ltd. (“CT Energia”) is an affiliate of CT Energy Holding. Neither Mr. Cisneros Fajardo nor CT Energy Holding own any equity or debt securities of CT Energia, and CT Energia does not own any equity or debt securities of CT Energy Holding. Additionally, neither Mr. Cisneros Fajardo nor any representative of CT Energy Holding serves as a director, manager or officer of CT Energia, and no representative of CT Energia serves as a director, manager or officer of CT Energy Holding.

ITEM 5. Interest in Securities of Issuer.

The Original 13D stated that each of CTVEN, Messrs. D’Agostino and Bazzoni may be deemed to be the beneficial owners of CT Energy Holding or the securities beneficially owned by CT Energy Holding and that each of Messrs. D’Agostino and Bazzoni were controlling persons of CT Energy Holding. Each of CTVEN, Messrs. D’Agostino and Bazzoni are not, and have never been, controlling persons of CT Energy Holding and each are not, and have never been, beneficial owners of CT Energy Holding or the securities beneficially owned by CT Energy Holding.

ITEM 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Securities Purchase Agreement, dated as of June 19, 2015, by and between the Issuer, Harvest (US) Holdings, Inc., Harvest Natural Resources, Inc. (UK), Harvest Offshore China Company, and CT Energy Holding, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.
99.2	15.0% Non-Convertible Senior Secured Promissory Note Due 2020 dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.
99.3	9.0% Convertible Senior Secured Promissory Note Due 2020 dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.
99.4	15.0% Additional Draw Senior Secured Promissory Note dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.
99.5	Warrant to Purchase Issuer Common Stock dated June 19, 2015, incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.
99.6	Certificate of Designations of Preferred Stock, Series C of the Issuer, filed June 19, 2015, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.
99.7	Management Agreement, between the Issuer and CT Energia Holding Ltd., incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.
99.8	Voting Agreement, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.
99.9	Registration Rights Agreement, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.
99.10	Joint Filing Agreement*

____________________

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2016	CT ENERGY HOLDING SRL

	By:	/s/ Oswaldo Cisneros Fajardo
Name: Oswaldo Cisneros Fajardo
Title: Authorized Person

Oswaldo Cisneros Fajardo

By:	/s/ Oswaldo Cisneros Fajardo
Name: Oswaldo Cisneros Fajardo

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Securities Purchase Agreement, dated as of June 19, 2015, by and between the Issuer, Harvest (US) Holdings, Inc., Harvest Natural Resources, Inc. (UK), Harvest Offshore China Company, and CT Energy Holding, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.
99.2	15.0% Non-Convertible Senior Secured Promissory Note Due 2020 dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.
99.3	9.0% Convertible Senior Secured Promissory Note Due 2020 dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.
99.4	15.0% Additional Draw Senior Secured Promissory Note dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.
99.5	Warrant to Purchase Issuer Common Stock dated June 19, 2015, incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.
99.6	Certificate of Designations of Preferred Stock, Series C of the Issuer, filed June 19, 2015, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.
99.7	Management Agreement, between the Issuer and CT Energia Holding Ltd., incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.
99.8	Voting Agreement, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.
99.9	Registration Rights Agreement, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.
99.10	Joint Filing Agreement*

____________________

*	Filed herewith.